UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Broadstone Acquisition Corp.

(Name of Issuer)

  Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G1739V 100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1739V 100		Schedule 13G
1		NAME OF REPORTING PERSON Broadstone Sponsor LLP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,632,575 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,632,575 (1)(2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,632,575 (1)(2)(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (4)
12		TYPE OF REPORTING PERSON OO

(1) The securities are held directly by Broadstone Sponsor LLP (the “Sponsor”) and indirectly by Xercise2 Ltd., Overwey Capital Ltd. and Marc Jonas, among others, each of which is a member of the Sponsor and has voting and dispositive power over certain of the securities held directly by the Sponsor. As a result, each of the aforementioned persons may be deemed to have beneficial ownership of such securities held directly by the Sponsor.

(2) The Sponsor owns 7,632,575 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), of Broadstone Acquisition Corp. (the “Issuer”), which are convertible into Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”), of the Issuer, as described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-245663) (the “Registration Statement”).

(3) Excludes 8,106,060 Class A Ordinary Shares issuable upon the exercise of 8,106,060 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.

(4) Based on 30,530,301 Class A Ordinary Shares and 7,632,575 Class B Ordinary Shares outstanding as of November 16, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the U.S. Securities and Exchange Commission on November 16, 2020.

CUSIP No. G1739V 100		Schedule 13G
1		NAME OF REPORTING PERSON Xercise2 Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,147,953 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,147,953 (1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,147,953 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)
12		TYPE OF REPORTING PERSON OO

(1) The securities are held directly by the Sponsor and indirectly by Xercise2 Ltd., which is a member of the Sponsor and has voting and dispositive power over certain of the securities held directly by the Sponsor. As a result, Xercise2 Ltd. may be deemed to have beneficial ownership of such securities held directly by the Sponsor.

(2) Excludes 8,106,060 Class A Ordinary Shares issuable upon the exercise of 8,106,060 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.

(3) Based on 30,530,301 Class A Ordinary Shares and 7,632,575 Class B Ordinary Shares outstanding as of November 16, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the U.S. Securities and Exchange Commission on November 16, 2020.

CUSIP No. G1739V 100		Schedule 13G
1		NAME OF REPORTING PERSON Hugh Osmond
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,147,593 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,147,593 (1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,147,593 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)
12		TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly by Xercise2 Ltd., which is a member of the Sponsor and has voting and dispositive power over certain of the securities held directly by the Sponsor. Hugh Osmond is the director of Xercise2 Ltd. and has voting power with respect to the securities held by Xercise2 Ltd. As a result, Hugh Osmond may be deemed to have beneficial ownership of such securities held directly by the Sponsor.

(2) Excludes 8,106,060 Class A Ordinary Shares issuable upon the exercise of 8,106,060 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.

(3) Based on 30,530,301 Class A Ordinary Shares and 7,632,575 Class B Ordinary Shares outstanding as of November 16, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the U.S. Securities and Exchange Commission on November 16, 2020.

CUSIP No. G1739V 100		Schedule 13G
1		NAME OF REPORTING PERSON Overwey Capital Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,088,090 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,088,090 (1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,088,090 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (3)
12		TYPE OF REPORTING PERSON OO

(1) The securities are held directly by the Sponsor and indirectly by Overwey Capital Ltd., which is a member of the Sponsor and has voting and dispositive power over certain of the securities held directly by the Sponsor. As a result, Overwey Capital Ltd. may be deemed to have beneficial ownership of such securities held directly by the Sponsor.

(2) Excludes 8,106,060 Class A Ordinary Shares issuable upon the exercise of 8,106,060 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.

(3) Based on 30,530,301 Class A Ordinary Shares and 7,632,575 Class B Ordinary Shares outstanding as of November 16, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the U.S. Securities and Exchange Commission on November 16, 2020.

CUSIP No. G1739V 100		Schedule 13G
1		NAME OF REPORTING PERSON Edward Hawkes
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,088,090 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,088,090 (1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,088,090 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (3)
12		TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly by Overwey Capital Ltd., which is a member of the Sponsor and has voting and dispositive power over certain of the securities held directly by the Sponsor. Edward Hawkes is the director of Overwey Capital Ltd. and has voting power with respect to the securities held by Overwey Capital Ltd. As a result, Edward Hawkes may be deemed to have beneficial ownership of such securities held directly by the Sponsor.

(2) Excludes 8,106,060 Class A Ordinary Shares issuable upon the exercise of 8,106,060 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.

(3) Based on 30,530,301 Class A Ordinary Shares and 7,632,575 Class B Ordinary Shares outstanding as of November 16, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the U.S. Securities and Exchange Commission on November 16, 2020.

CUSIP No. G1739V 100		Schedule 13G
1		NAME OF REPORTING PERSON Marc Jonas
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,088,090 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,088,090 (1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,088,090 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (3)
12		TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly by Marc Jonas, who is a member of the Sponsor and has voting and dispositive power over certain of the securities held directly by the Sponsor. As a result, Marc Jonas may be deemed to have beneficial ownership of such securities held directly by the Sponsor.

(2) Excludes 8,106,060 Class A Ordinary Shares issuable upon the exercise of 8,106,060 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.

(3) Based on 30,530,301 Class A Ordinary Shares and 7,632,575 Class B Ordinary Shares outstanding as of November 16, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the U.S. Securities and Exchange Commission on November 16, 2020.

Item 1(a). Name of Issuer:

Broadstone Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

7 Portman Mews South
Marylebone, London
United Kingdom W1H 6AY

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Broadstone Sponsor LLP
2.	Xercise2 Ltd.
3.	Overwey Capital Ltd.
4.	Hugh Osmond
5.	Edward Hawkes
6.	Marc Jonas

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

7 Portman Mews South
Marylebone, London
United Kingdom W1H 6AY

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G1739V 100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Broadstone Sponsor LLP

By:	/s/ Edward Hawkes
Name:	Edward Hawkes
Title:	Member

Xercise2 Ltd.

By:	/s/ Hugh Osmond
Name:	Hugh Osmond
Title:	Director

Overwey Capital Ltd.

By:	/s/ Edward Hawkes
Name:	Edward Hawkes
Title:	Director

/s/ Hugh Osmond
Hugh Osmond

/s/ Edward Hawkes
Edward Hawkes

/s/ Marc Jonas
Marc Jonas